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                                  UNITED STATES
                        SECURITIES AND EXCHANGE COMMISSION
                              Washington, D.C. 20549

                                 SCHEDULE 13E-3

             RULE 13E-3 TRANSACTION STATEMENT UNDER SECTION 13(e)
                 OF THE SECURITIES EXCHANGE ACT OF 1934
                                (Amendment No. 3)

                         INDUSTRIAL ECOSYSTEMS, INC.
                              (Name of the Issuer)

          JOHN KIELY, JOHN P. CROWE, JEFF CROWE, MAGALY BIANCHINI
                    (Names of Persons Filing Statement)

                                COMMON STOCK
                       (Title of Class of Securities)

                                 456088-20-2
                  (CUSIP Number of Class of Securities)

 KEVIN M. CONNOR, ESQ. AND RYAN T. SHASSERRE, ESQ., SEIGFREID, BINGHAM, LEVY,
  SELZER & GEE, 2800 COMMERCE TOWER, 911 MAIN STREET, KANSAS CITY, MO 64105
                             (816) 421-4460
    (Name, Address, and Telephone Numbers of Person Authorized to Receive
     Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

a. X The filing of solicitation materials or an information statement subject to Regulation 14A, (sections 240.14a-1 through 240.14b-2), Regulation 14C (sections 240.14c-1 through 240.14c-101) or Rule 13c-3(c) (section 240.13e-3(c)) under the Securities Exchange Act of 1934 ("the Act").
b.    The filing of a registration statement under the Securities Act of 1933.
c.    A tender offer.
d.    None of the above.
Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: X

Check the following box if the filing is a final amendment reporting the results of the transaction:

Calculation of Filing Fee

Transaction valuation*      Amount of filing fee
---------------------       --------------------
     $162,403                      $14.94


*Set forth the amount on which the filing fee is calculated and state how it was determined.

Industrial Ecosystems, Inc. will be purchasing approximately, on the Company's best information, 9,280,206 shares of Company's stock for $0.0175 per share for a total of $162,403. These are shares constituting fractional interests in a 40,000 to one reverse stock split being undertaken by the Company.
0.000092 times $162,403 is $14.94.

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X  Check the box if any part of the fee is offset as provided by section
240.0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $15.00
Form or Registration No.  SCHEDULE 13E-3
Filing Party: INDUSTRIAL ECOSYSTEMS, INC., JOHN KIELY
Date Filed: April 24, 2002


SUMMARY TERM SHEET

Company incorporates herein by reference as if set forth fully herein the Section titled "SUMMARY TERM SHEET" of Schedule 14C filed by Company on the date hereof.

I. COMPANY INFORMATION

Company incorporates herein by reference as if set forth fully herein Section IV, Parts (a) and (f) of Schedule 14C filed by Company on the date hereof.

III. IDENTITY AND BACKGROUND OF FILING PERSON

Company incorporates herein by reference as if set forth fully herein Section V, Parts (a) and (d) of Schedule 14C filed by Company on the date hereof.

IV. TERMS OF THE TRANSACTION

(a)(1)Tender Offer.  This section does not apply.

(a)(2)Mergers or Similar Transactions.
Company incorporates herein by reference as if set forth fully herein the Section titled "EXCHANGE OF SECURITIES" of Schedule 14C filed by Company on the date hereof.

(b)Purchases.
Company incorporates herein by reference as if set forth fully herein Section I, Part (f), subsection (vii) of Schedule 14C filed by Company on the date hereof.

(c)Different Terms.
This section does not apply.

(d)Eligibility for listing or trading.
This section does not apply.

(e)Provisions for unaffiliated security holders.
Company incorporates herein by reference as if set forth fully herein Section II, Part (d) of Schedule 14C filed by Company on the date hereof.

V. PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

Company incorporates herein by reference as if set forth fully herein the Section titled "PAST CONTRACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS," Parts (a) through (d) of Schedule 14C filed by Company on the date hereof.

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VI. PURPOSE OF THE TRANSACTION AND PLANS OR PROPOSALS

Company incorporates herein by reference as if set forth fully herein Section I, Parts (b) and (c) of Schedule 14C filed by Company on the date hereof.

VII. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS

Company incorporates herein by reference as if set forth fully herein Section I, Parts (a) through (f) of Schedule 14C filed by Company on the date hereof.

VIII. FAIRNESS OF THE TRANSACTION

Company incorporates herein by reference as if set forth fully herein Section II, Parts (a) through (f) of Schedule 14C filed by Company on the date hereof.

IX. REPORTS, OPINIONS, APPRAISALS, AND NEGOTIATIONS

Company incorporates herein by reference as if set forth fully herein Section III, Parts (a) through (c) of Schedule 14C filed by Company on the date hereof.

X. SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

Company incorporates herein by reference as if set forth fully herein Section titled "SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION," Parts (a) through
(d) of Schedule 14C filed by Company on the date hereof.

XI. INTEREST IN SECURITIES OF THE SUBJECT COMPANY

Company incorporates herein by reference as if set forth fully herein the Section titled "VOTING SECURITIES AND VOTES REQUIRED" of Schedule 14C filed by Company on the date hereof.

XII. THE SOLICITATION OR RECOMMENDATION

(a)Intent to Tender or Vote in a Going-Private Transaction.
There is no opportunity in the proposed reverse stock split for any of Company's executive officers, directors or affiliates to tender or sell securities they own through the reverse stock split.

(b)Recommendation of Others.
Company's board of directors has recommended the reverse stock split to its shareholders because it will increase efficiencies and profitability of Company by consolidating the ownership structure and reducing expenditures on SEC filings.

XIII. FINANCIAL STATEMENTS

(a)Financial Information.
(1)Company incorporates herein by reference as if set forth fully herein pages 24 through 30 of Company's 10KSB filed on EDGAR with the SEC on 04-02-2001 and pages 23 through 30 of Company's 10KSB filed on EDGAR with the SEC on 04-15-2002.
(2)The unaudited balance sheets, comparative year to date income statements and related earnings per share data, statement of cash flows, and comprehensive income are not yet available for the first quarter, 2002.
(3)Ratio of Earnings to fixed charges equals: N/A (Company is not registering debt or equity securities).
(4)Book Value per share equals $.0045.

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XIV. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED

(a)Solicitations or Recommendations.  This section does not apply.

(b)Employees and Corporate Assets.  This section does not apply.

XV. ADDITIONAL INFORMATION

(a)Other Material Information.
There is no additional material information necessary to make the required statements of this filing accurate or complete.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/S/ John Kiely
(Signature)
John Kiely, Filing Affiliate
(Name and title)
August 5, 2002
(Date)

/S/ John P. Crowe
(Signature)
John P. Crowe, Filing Affiliate
(Name and title)
August 5, 2002
(Date)

/S/ Jeff Crowe
(Signature)
Jeff Crowe, Filing Affiliate
(Name and title)
August 5, 2002
(Date)

/S/ Magaly Bianchini
(Signature)
Magaly Bianchini, Filing Affiliate
(Name and title)
August 5, 2002
(Date)